UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Generex Biotechnology Corporation

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
371485103
(CUSIP Number)
December 31, 2008

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
a.     ☐ Rule 13d-1(b)
b.     ☑ Rule 13d-1(c)
c.     ☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	371485103

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Cranshire Capital, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		13,641,263

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		13,641,263

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	13,641,263 (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.99% (see Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	371485103

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Downsview Capital, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		13,641,263

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		13,641,263

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	13,641,263 (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.99% (see Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO; HC

CUSIP No.	371485103

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Mitchell P. Kopin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		13,641,263

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		13,641,263

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	13,641,263 (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.99% (see Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN; HC

     This Amendment No. 1 is being filed jointly by Cranshire Capital, L.P., Downsview Capital, Inc., and Mitchell P. Kopin (each, a “Reporting Person,” and collectively, the “Reporting Persons”) and amends the Schedule 13G initially filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on April 9, 2008 (the “Schedule 13G”).
     Except as set forth below, all Items of the Schedule 13G remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13G.
Item 4. Ownership.
     (a) and (b):
As of the close of business on December 31, 2008, each of the Reporting Persons may be deemed to beneficially own 13,641,263 shares of Common Stock, including (i) 2,479,339 shares of Common Stock issuable upon conversion the Note; (ii) 170,068 shares of Common Stock issuable upon exercise of the Warrant; (iii) 1,273,058 shares of Common Stock issuable upon exercise of the Series A Warrant; (iv) 1,826,115 shares of Common Stock issuable upon exercise of a Series A-1 Warrant (the “Series A-1 Warrant”); (v) 4,132,231 shares of Common Stock issuable upon exercise of a Series B Warrant (the “Series B Warrant”); and (vi) 2,902,028 shares of Common Stock issuable upon exercise of a Series C Warrant (the “Series C Warrant”), in each case, held by Cranshire, and all such shares of Common Stock in the aggregate represent beneficial ownership of approximately 9.99% of the shares of Common Stock, based on (1) 123,766,346 shares of Common Stock issued and outstanding on December 4, 2008, as disclosed in the Form 10-Q for the quarterly period ended October 31, 2008 filed by the Issuer on December 9, 2008, plus (2)(A) 2,479,339 shares of Common Stock issuable upon conversion of the Note, (B) 170,068 shares of Common Stock issuable upon exercise of the Warrant, (C) 1,273,058 shares of Common Stock issuable upon exercise of the Series A Warrant, (D) 1,826,115 shares of Common Stock issuable upon exercise of the Series A-1 Warrant, (E) 4,132,231 shares of Common Stock issuable upon exercise of the Series B Warrant and (F) 2,902,028 shares of Common Stock issuable upon exercise of the Series C Warrant, in each case of clause (2), held by Cranshire. The foregoing excludes: (x) an aggregate of 3,674,363 shares of Common Stock issuable upon exercise of other warrants held by Cranshire because each of such warrants contain a blocker provision under which the holder thereof does not have the right to exercise such warrants to the extent that such exercise would result in beneficial ownership by the holder thereof, together with its affiliates, of more than 4.99% or 4.999% (as the case may be) of the shares of Common Stock outstanding after giving effect to such exercise and (y) 197,145 shares of Common Stock issuable upon exercise of the Series C Warrant held by Cranshire because such warrant contains a blocker provision under which the holder thereof does not have the right to exercise such warrant to the extent that such exercise would result in beneficial ownership by the holder thereof, together with its affiliates, of more than 9.99% of the shares of Common Stock outstanding after giving effect to such exercise. Without such blocker provisions, each of the Reporting Persons would be deemed to beneficially own 17,512,771 shares of Common Stock.
     (c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:      0     .
(ii) Shared power to vote or to direct the vote       13,641,263      .
(iii) Sole power to dispose or to direct the disposition of      0     .
(iv) Shared power to dispose or to direct the disposition of       13,641,263      .
Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: February 11, 2009

CRANSHIRE CAPITAL, L.P.

By:	Downsview Capital, Inc., its general partner

By:	/s/ Mitchell P. Kopin

Mitchell P. Kopin, President

DOWNSVIEW CAPITAL, INC.

By:	Mitchell P. Kopin

Mitchell P. Kopin, President

Mitchell P. Kopin

Mitchell P. Kopin